MONEYGRAM INTERNATIONAL, INC.
AMENDMENT TO
BYLAWS
January 25, 2012

This Amendment (this “Amendment”) to the Bylaws (the “Bylaws”) of MoneyGram International, Inc., a Delaware corporation (the “Corporation”), adopted as of the date first written above, hereby amends the Bylaws of the Corporation as follows:

1. The first sentence of Section 4.1 is hereby deleted and replaced in its entirety with the following language:

“The elected officers of the Corporation shall be a Chief Executive Officer, a President, any number of Vice Presidents that the Board of Directors may deem proper, a Chief Financial Officer, a Secretary, a Treasurer, and such other officers as the Board of Directors from time to time may deem proper.”

2. Section 4.7 is hereby deleted and replaced in its entirety with the following language:

“SECTION 4.7. Reserved.”